Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 22, 2007

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

DISCLOSURE OF TRADING IN OWN SHARES

Name : TECHNIP
Disclosure of trading in own shares from January 15, 2007 to January 19, 2007.

	Purchase/Sale	Number of shares (1)	Weighted Average Price (in euros)	Amount (in euros)
January 15, 2007	Purchase	25,000	49.797	1,244,925
January 16, 2007	Purchase	50,000	49.153	2,457,650
January 17, 2007	Purchase	80,000	48.764	3,901,120
January 18, 2007	Purchase	40,000	49.298	1,971,920
January 19, 2007	Purchase	27,689	48.874	1,353,272.19

Week from January 15, 2006 to January 19, 2007		222,689		10,928,887.19
(1) including shares purchased through derivative financial instruments (*)
(*) not applicable to this disclosure

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: January 22, 2007
	By:	/s/ Olivier Dubois Olivier Dubois President, Finance and Control Chief Finance Officer